Exhibit 99.1

Fang Announces the Change of Auditor

BEIJING, October 28, 2021 /PRNewswire/ -- Fang Holdings Limited (NYSE: SFUN) ("Fang" or the "Company"), a leading real estate Internet portal in China, today announced the appointment of MaloneBailey, LLP ("MaloneBailey") as the Company’s independent registered public accounting firm to replace KPMG Huazhen LLP (“KPMG”), effective October 25, 2021.

The audit reports of KPMG on the consolidated financial statements of the Company as of and for the years ended December 31, 2019 and 2018 did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles, except as follows: KPMG's report on the consolidated financial statements of the Company as of and for the years ended December 31, 2019 and 2018 contained a separate paragraph stating that "As discussed in Note 2 to the consolidated financial statements, as of January 1, 2018, the Company has changed its method of accounting for revenue recognition due to the adoption of Accounting Standards Codification ("ASC") Topic 606, Revenue from Contracts with Customers and has changed its method of accounting for investments in equity securities due to the adoption of Accounting Standards Update No. 2016-01, Financial Instruments - Overall (Subtopic 825-10), Recognition and Measurement of Financial Assets and Financial Liabilities. In addition, as of January 1, 2019, the Company has changed its method of accounting for leases due to the adoption of ASC Topic 842, Leases."

The change of the Company’s independent auditor was made after careful consideration and evaluation process and was approved by the board of directors of the Company (the “Board”) and the audit committee of the Board. The Company is working closely with MaloneBailey and KPMG to ensure a seamless transition.

The Board would like to take this opportunity to express its sincere gratitude to the KPMG team for their professionalism and quality of services rendered to the Company over the past years.

About Fang

Fang operates a leading real estate Internet portal in China in terms of the number of page views and visitors to its websites. Through its websites, Fang provides primarily marketing, listing, leads generation and financial services for China’s fast-growing real estate and home furnishing and improvement sectors. Its user-friendly websites support active online communities and networks of users seeking information on, and value-added services for, the real estate and home furnishing and improvement sectors in China. Fang currently maintains approximately 71 offices to focus on local market needs and its website and database contains real estate related content covering 665 cities in China. For more information about Fang, please visit http://ir.fang.com.

For investor and media inquiries, please contact:

Ms. Jessie Yang

Investor Relations Director

Email: ir@fang.com